FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR 21 MARCH 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F __X__ FORM 40-F ________

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES _______ NO __X__

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-________________.

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-82114) of Imperial Chemical Industries PLC and to be a part of thereof from the date on which this report is furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

IMPERIAL CHEMICAL INDUSTRIES PLC

INDEX TO EXHIBITS

<u>Item</u>

1. Press Release of Imperial Chemical Industries plc dated March 21, 2002.

2. Press Release of Imperial Chemical Industries plc dated March 21, 2002.

Item 1

IMPERIAL CHEMICAL INDUSTRIES PLC

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA, BELGIUM, JAPAN OR SOUTH AFRICA.

90.85 PER CENT ACCEPTANCE OF RIGHTS ISSUE

The Company announces that by 9.30 a.m. on 20 March 2002, the latest time and date for acceptance and payment in full for new ICI Shares under the terms of the Rights Issue announced on 4 February 2002, valid acceptances were received in respect of 420,823,979 new ICI Shares, representing approximately 90.85 per cent. of the new ICI Shares offered by way of rights at 180 pence per share. Therefore, the Underwriters will be seeking subscribers for the remaining 42,367,823 new ICI Shares.

This press announcement does not constitute an offer of securities for sale.

For further information contact:

James Renwick (UBS Warburg)	+44 (0)20 7567 8000
Phil Raper (Goldman Sachs International)	+44 (0)20 7774 1000
Stephen Robinson (Merrill Lynch International)	+44 (0)20 7996 1000

Item 2

IMPERIAL CHEMICAL INDUSTRIES PLC

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO CANADA, AUSTRALIA, BELGIUM, JAPAN OR SOUTH AFRICA.

successful placement of rights issue rump - 3.1 times subscribed

Following the announcement earlier today that under the terms of the Rights Issue announced on 4 February 2002, valid acceptances had been received in respect of 420,823,979 new ICI Shares, the Company now announces that subscribers have today been procured for the 42,367,823 new ICI Shares for which valid acceptances were not received, at a price of 316 pence per share. Interest in these shares was 3.1 times subscribed.

The net proceeds, after deduction of the Rights Issue Price of 180 pence and the expenses of procuring subscribers, will be paid pro rata to the persons whose rights have lapsed in accordance with the terms of the offer.

Accordingly, sub-underwriters will not be required to subscribe for any new ICI Shares.

Lord Trotman, Chairman of ICI, commented:

"I am very pleased with the support for and success of the Rights Issue. The proceeds from the Rights Issue have strengthened ICI's balance sheet and the credit rating agencies confirmed the stable BBB/Baa2 ratings in February. ICI now has a stronger platform to achieve future growth from its portfolio of high quality businesses."

This press announcement does not constitute an offer of securities for sale.

For further information contact:

James Renwick (UBS Warburg) +44 (0)20 7567 8000

Phil Raper (Goldman Sachs International) +44 (0)20 7774 1000

Stephen Robinson (Merrill Lynch International) +44 (0)20 7996 1000

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 21 MARCH 2002